**Kirkpatrick & Lockhart LLP**

JEFFREY B. MALETTA
(202) 778-9062
Fax: 202-778-9100
jmaletta@kl.com

04042225

1800 Massachusetts Avenue, NW
Suite 200
Washington, DC 20036-1221
202.778.9000
www.kl.com

40-33
Branch 17
811-00005

March 2, 2004



**BY HAND**

Public Filing Room
United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

Re: *Joseph C. White v. Lord Abbett & Co. LLC, et al.*
Civil Action No. 04-559 (WJM) (U.S. District Court, New Jersey)
Filing Pursuant to Section 33 of the Investment Company Act of 1940

Dear Sir or Madam:

Enclosed please find a copy of the Complaint in the above-referenced civil action filed in the United States District Court for the District of New Jersey. This firm represents Lord Abbett & Co. LLC and certain individual defendants who are current or former partners in Lord Abbett.

Please do not hesitate to contact me if you have any questions concerning this matter.

Sincerely,

Jeffrey B. Maletta

JBM/bs
Enclosure

cc: Paul Hilstad, Esq.

Patrick L. Rocco (PR 8621)
Jennifer A. Sullivan (JS 6957)
**SHALOV STONE & BONNER LLP**
163 Madison Avenue, P.O. Box 1277
Morristown, New Jersey 07962-1277
973-775-8997

RECEIVED
WILLIAM T. WALSH, CLERK

2004 FEB -9 P 6: 22

UNITED STATES
DISTRICT COURT

**UNITED STATES DISTRICT COURT**
**DISTRICT OF NEW JERSEY**

| | |
|---|---|
| JOSEPH C. WHITE, Individually And On Behalf Of All Others Similarly Situated,<br>Plaintiff,<br>v.<br>LORD ABBETT & CO. LLC, TRACIE E. AHERN, JOAN A. BINSTOCK, DANIEL E. CARPER, ROBERT S. DOW, HOWARD E. HANSEN, PAUL A. HILSTAD, LAWRENCE H. KAPLAN, ROBERT G. MORRIS, A. EDWARD OBERHAUS, III, EDWARD K. VON DER LINDE, MICHAEL BROOKS, ZANE E. BROWN, PATRICK BROWNE, JOHN J. DICHIARO, SHOLOM DINSKY, LESLEY-JANE DIXON, KEVIN P. FERGUSON, ROBERT P. FETCH, DARIA L. FOSTER, DANIEL H. FRASCARELLI, ROBERT I. GERBER, MICHAEL S. GOLDSTEIN, MICHAEL A. GRANT, CHARLES HOFER, W. THOMAS HUDSON, JR., CINDA HUGHES, ELLEN G. ITSKOVITZ, MAREN LINDSTROM, ROBERT A. LEE, GREGORY M. MACOSKO, THOMAS MALONE, CHARLES MASSARE, JR., STEPHEN J. MCGRUDER, PAUL MCNAMARA, ROBERT J. NOELKE, R. MARK PENNINGTON, WALTER PRAHL, MICHAEL ROSE, ELI M. SALZMANN, DOUGLAS B. SIEG, RICHARD SIELING, MICHAEL T. SMITH, RICHARD SMOLA, DIANE TORNEJAL, CHRISTOPHER J. TOWLE, MARION ZAPOLIN, E. THAYER BIGELOW, WILLIAM H.T. BUSH, ROBERT B. CALHOUN, JR., STEWART S. DIXON, FRANKLIN W. HOBBS, C. ALAN MACDONALD, THOMAS J. NEFF AND JAMES F. ORR III,<br>Defendants. | Civil Action No. 04-559(WJM)<br><br>**CLASS ACTION COMPLAINT FOR EXCESSIVE FEES IN VIOLATION OF SECTIONS 34(b), 36(b) AND 48(a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT, AND FOR BREACHES OF FIDUCIARY DUTY** |

**[Caption continues on next page]**

LORD ABBETT AFFILIATED FUND, LORD ABBETT ALL VALUE FUND, LORD ABBETT ALPHA SERIES FUND, LORD ABBETT AMERICA'S VALUE FUND, LORD ABBETT BALANCED SERIES FUND, LORD ABBETT DEVELOPING GROWTH FUND, LORD ABBETT GLOBAL EQUITY FUND, LORD ABBETT GROWTH OPPORTUNITIES FUND, LORD ABBETT INTERNATIONAL CORE EQUITY FUND, LORD ABBETT INTERNATIONAL OPPORTUNITIES FUND, LORD ABBETT LARGE-CAP GROWTH FUND, LORD ABBETT LARGE-CAP RESEARCH FUND, LORD ABBETT LARGE-CAP VALUE FUND, LORD ABBETT MID-CAP VALUE FUND, LORD ABBETT SMALL-CAP BLEND FUND, LORD ABBETT SMALL-CAP VALUE FUND, LORD ABBETT BOND-DEBENTURE FUND, LORD ABBETT CALIFORNIA FUND, LORD ABBETT CONNECTICUT FUND, LORD ABBETT CONVERTIBLE FUND, LORD ABBETT CORE FIXED INCOME FUND, LORD ABBETT FLORIDA FUND, LORD ABBETT GEORGIA FUND, LORD ABBETT GLOBAL INCOME FUND, LORD ABBETT HAWAII FUND, LORD ABBETT HIGH YIELD FUND, LORD ABBETT INSURED INTERMEDIATE FUND, LORD ABBETT LIMITED DURATION USG & GSE FUND, LORD ABBETT MICHIGAN FUND, LORD ABBETT MINNESOTA FUND, LORD ABBETT MISSOURI FUND, LORD ABBETT NATIONAL TAX-FREE FUND, LORD ABBETT NEW JERSEY FUND, LORD ABBETT NEW YORK FUND, LORD ABBETT PENNSYLVANIA FUND, LORD ABBETT TEXAS FUND, LORD ABBETT TOTAL RETURN FUND, LORD ABBETT USG & GSE FUND, LORD ABBETT USG & GSE MONEY MARKET FUND, and LORD ABBETT WASHINGTON FUND (COLLECTIVELY, THE "LORD ABBETT FUNDS"),

Nominal Defendants.

---------------------------------------- x

Plaintiff, by and through his counsel, alleges the following based upon the investigation of counsel, which included a review of United States Securities and Exchange Commission ("SEC") filings, as well as other regulatory filings, reports, and advisories, press releases, media reports, news articles, academic literature, and academic studies. Plaintiff believes that substantial additional evidentiary support will exist for the allegations set forth herein after a reasonable opportunity for discovery.

## NATURE OF THE ACTION

1. Plaintiff brings this action as a class action on behalf of investors in mutual funds belonging to the Lord Abbett & Co. LLC ("Lord Abbett") family of mutual funds (the "Lord Abbett Funds") against Lord Abbett as the investment adviser of the Lord Abbett Funds and the partners of Lord Abbett as control persons of the Lord Abbett family of mutual funds, and derivatively on behalf of the Lord Abbett Funds, against Lord Abbett as the investment adviser to the Lord Abbett Funds, the partners of Lord Abbett and the Lord Abbett Funds directors.

2. This complaint alleges that Lord Abbett, as the investment adviser to the Lord Abbett Funds, drew upon the assets of the Lord Abbett Funds to pay brokers to aggressively push Lord Abbett Funds over other funds, and that Lord Abbett concealed such payments from investors by disguising them as brokerage commissions. Such brokerage commissions, though payable from fund assets, are not disclosed to investors in the Lord Abbett Funds public filings or elsewhere.

3. Thus, Lord Abbett Funds investors were induced to purchase Lord Abbett Funds by brokers who received undisclosed payments from Lord Abbett to push Lord Abbett Funds over other mutual funds and who therefore had an undisclosed conflict of interest. Then, once invested in one or more of the Lord Abbett Funds, Lord Abbett Funds investors were charged

and paid undisclosed fees that were improperly used to pay brokers to aggressively push Lord Abbett Funds to yet other brokerage clients.

4. Lord Abbett was motivated to make these secret payments to finance the improper marketing of Lord Abbett Funds because their fees were calculated as a percentage of the funds' net assets under management and, therefore, tended to increase as the number of Lord Abbett Funds investors grew. Lord Abbett attempted to justify this conduct on the ground that by increasing the Lord Abbett Funds assets it was creating economies of scale that inured to the benefit of investors. However, in truth and in fact, Lord Abbett Funds investors received none of the benefits of these purported economies of scale because Lord Abbett continued to skim from the Lord Abbett Funds to finance its ongoing marketing campaign. The Lord Abbett Funds directors, who purported to be Lord Abbett investor watchdogs, knowingly or recklessly permitted this conduct to occur.

5. By engaging in this conduct, Lord Abbett and the defendant entities that control it breached their statutorily-defined fiduciary duties under Sections 36(a) and (b) of the Investment Company Act of 1940 (the "Investment Company Act") and Section 206 of the Investment Advisers Act of 1940 (the "Investment Advisers Act"), breached their common law fiduciary duties, and knowingly aided and abetted the brokers in breaches of fiduciary duties to their clients. Lord Abbett also violated Section 34(b) of the Investment Company Act because, to further its improper campaign, it made untrue statements of material fact in fund registration statements, and omitted to disclose material facts with respect to the procedure for determining the amount of fees payable to Lord Abbett and with respect to the improper uses of the fees. Additionally, the Lord Abbett Funds directors breached their common law fiduciary duties to the Lord Abbett Funds investors by knowingly or recklessly allowing the improper conduct alleged herein to occur and harm Lord Abbett Funds investors.

6. On January 28, 2004, the *Los Angeles Times* published an article about a Senate committee hearing on mutual fund abuses which stated, in pertinent part, as follows:

"The mutual fund industry is indeed the world's largest skimming operation," said Sen. Peter Fitzgerald (R-Ill.), chairman of the panel, comparing the scandal-plagued industry to "a $7-trillion trough" exploited by fund managers, brokers and other insiders.

## JURISDICTION AND VENUE

7. The claims asserted herein arise under and pursuant to Sections 34(b), 36(b) and 48(a) of the Investment Company Act of 1940, 15 U.S.C. §§80a-33(b), 80a-35(a) and (b) and 80a-47(a), Sections 206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15, and common law.

8. This Court has jurisdiction over the subject matter of this action pursuant to Section 44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 1391(b).

9. Many of the acts charged herein, including the preparation and dissemination of materially false and misleading information, occurred in substantial part in this District. Defendants conducted other substantial business within this District and many Class members reside within this District. Defendant Lord Abbett was, at all relevant times, and still is, headquartered in this District.

10. In connection with the acts alleged in this complaint, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets.

## PARTIES

11. Plaintiff Joseph C. White ("Plaintiff") purchased and continues to own shares or units of the Lord Abbett Mid-Cap Value Fund, Lord Abbett Affiliated Fund, Lord Abbett All

Value Fund and Lord Abbett Growth Opportunities Fund and has been damaged by the conduct alleged herein.

12. Defendant Lord Abbett is a Delaware limited liability company engaged in the business of money management. Lord Abbett manages approximately 45 mutual fund portfolios, and as of September 30, 2003, managed over $62.1 billion in assets. Lord Abbett has its principal place of business at 90 Hudson Street, Jersey City, New Jersey 07302-3973. Lord Abbett is registered as an investment adviser under the Investment Advisers Act and had ultimate responsibility for overseeing the day-to-day management of the Lord Abbett Funds. Investment advisory fees payable to Lord Abbett are calculated as a percentage of fund assets under management. During fiscal year 2002, Lord Abbett Mid-Cap Value Fund investors paid Lord Abbett management, marketing and distribution fees at annual rates ranging from 1.25 percent to 1.86 percent of fund assets (depending on share class). Lord Abbett Mid-Cap Value Fund, Inc., a Maryland corporation with its principal place of business located at 90 Hudson Street, Jersey City, New Jersey 07302-3973, is the registrant of the Lord Abbett Mid-Cap Value Fund.

13. During the relevant time period, the following defendants, served as partners of Lord Abbett:

Tracie E. Ahern, Joan A. Binstock, Daniel E. Carper, Robert S. Dow, Howard E. Hansen, Paul A. Hilstad, Lawrence H. Kaplan, Robert G. Morris, A. Edward Oberhaus, III, Edward K. von der Linde, Michael Brooks, Zane E. Brown, Patrick Browne, John J. DiChiaro, Sholom Dinsky, Lesley-Jane Dixon, Kevin P. Ferguson, Robert P. Fetch, Daria L. Foster, Daniel H. Frascarelli, Robert I. Gerber, Michael S. Goldstein, Michael A. Grant, Charles Hofer, W. Thomas Hudson, Jr., Cinda Hughes, Ellen G. Itskovitz, Maren Lindstrom, Robert A. Lee, Gregory M. Macosko, Thomas Malone, Charles Massare, Jr., Stephen J. McGruder, Paul McNamara, Robert J. Noelke, R. Mark Pennington, Walter Prahl, Michael Rose, Eli M. Salzmann, Douglas B. Sieg, Richard Sieling, Michael T. Smith, Richard Smola, Diane Tornejal, Christopher J. Towle and Marion Zapolin.

These individuals are referred to hereinafter as the "Partner Defendants." The business address of each of the Partner Defendants is 90 Hudson Street, Jersey City, New Jersey 07302-3973.

14. Defendants Robert S. Dow ("Dow"), E. Thayer Bigelow ("Bigelow"), William H.T. Bush ("Bush"), Robert B. Calhoun, Jr. ("Calhoun"), Stewart S. Dixon ("Dixon"), Franklin W. Hobbs ("Hobbs"), C. Alan MacDonald ("MacDonald"), Thomas J. Neff ("Neff") and James F. Orr III ("Orr") were directors or trustees of the Lord Abbett Funds, including the Lord Abbett Mid-Cap Value Fund, during the Class Period. Additionally:

(a) Dow is the Managing Partner and Chief Investment Officer of Lord Abbett and is an "interested person" as defined in the Investment Company Act. He is also an officer, director, or trustee of each of the Lord Abbett Funds, which consist of approximately 45 portfolios or series.

(b) In 2002, Bigelow, Bush, Calhoun, Dixon, Hobbs, MacDonald, Neff and Orr each served on the Lord Abbett board of directors charged with supervising all of the Lord Abbett Funds. Bigelow, Bush, Calhoun, Dixon, Hobbs, MacDonald, Neff and Orr received compensation of $85,000, $85,200, $86,400, $84,400, $85,000, $85,000, $84,000 and $70,500, respectively, for their service as a Lord Abbett Funds director.

15. Defendants John Does 1-100 were Lord Abbett Funds directors during the Class Period and any other wrongdoers later discovered whose identities have yet to be ascertained and which will be determined during the course of Plaintiff's counsel's ongoing investigation.

16. The Lord Abbett directors identified above and John Does 1-100 are referred to collectively herein as the "Director Defendants."

17. Nominal defendants the Lord Abbett Funds, as identified in the caption of this complaint and on the list annexed hereto as Exhibit A, are open-ended management companies consisting of the capital invested by mutual fund shareholders, and managed by the Director Defendants. The Lord Abbett Funds are named as nominal defendants to the extent that they

may be deemed necessary and indispensable parties pursuant to Rule 19 of the Federal Rules of Civil Procedure and to the extent necessary to ensure the availability of adequate remedies.

## PLAINTIFF'S CLASS ACTION ALLEGATIONS

18. Plaintiff brings certain of these claims as a class action pursuant to Federal Rule of Civil Procedure 23(a) and (b)(3) on behalf of a Class, consisting of all persons or entities who purchased, redeemed or held shares or like interests in any of the Lord Abbett Funds between February 6, 1999 and November 17, 2003, inclusive, and who were damaged thereby (the "Class"). Excluded from the Class are defendants, members of their immediate families and their legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

19. The members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, Plaintiff believes that there is many thousands of members in the proposed Class. Record owners and other members of the Class may be identified from records maintained by Lord Abbett and the Lord Abbett Funds and may be notified of the pendency of this action by mail, using the form of notice similar to that customarily used in securities class actions.

20. Plaintiff's claims are typical of the claims of the members of the Class as all members of the Class are similarly affected by defendants' wrongful conduct in violation of federal law that is complained of herein.

21. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in class and securities litigation.

22. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

(a) whether the Investment Company Act was violated by defendants' acts as alleged herein;

(b) whether the Investment Advisers Act was violated by defendants' acts as alleged herein;

(c) whether Lord Abbett breached its common law fiduciary duties and/or knowingly aided and abetted common law breaches of fiduciary duties;

(d) whether statements made by defendants to the investing public during the Class Period misrepresented or omitted to disclose material facts about the business, operations and financial statements of the Lord Abbett Funds; and

(e) to what extent the members of the Class have sustained damages and the proper measure of damages.

23. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Furthermore, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

## SUBSTANTIVE ALLEGATIONS

### The Director Defendants Breached Their Fiduciary Duties To Lord Abbett Funds Investors

24. Lord Abbett Funds public filings state that the board of directors for each Lord Abbett Fund is responsible for the management and supervision of each respective fund. In this regard, the most recent Statement of Additional Information made available to Lord Abbett Funds investors upon request for the funds offered by Lord Abbett Mid-Cap Value Fund, Inc., which includes the various classes of the Lord Abbett Mid-Cap Value Fund (the "Statement of Additional Information") is typical. It states, with respect to the duties of board members, as follows:

> The Board of Directors is responsible for the management of the business and affairs of the Fund in accordance with the laws of the State of Maryland. The Board appoints officers who are responsible for the day-to-day operations of the Fund and who execute policies authorized by the Board. As discussed fully below, the Board also approves an investment adviser to the Fund and continues to monitor the cost and quality of the services provided by the investment adviser, and annually considers whether to renew the contract with the adviser.

25. Another section of the Statement of Additional Information appears under the heading APPROVAL OF ADVISORY CONTRACT and sets forth in greater detail the purported process by which the investment manager is selected:

> At a meeting on December 12, 2002, the Board of Directors of the Fund, including all its Directors who are not interested persons of the Fund (the "Board"), considered whether to approve the continuation of the existing management agreement between the Fund and Lord Abbett. In addition to the materials the Board had reviewed throughout the course of the year, the Board received materials relating to the management agreement before the meeting and had the opportunity to ask questions and request further information in connection with their consideration.

26. The Investment Company Institute ("ICI"), of which Lord Abbett is a member, recently described the duties of mutual fund boards as follows:

> More than 77 million Americans have chosen mutual funds to gain convenient access to a professionally managed and diversified portfolio of investments.

Investors receive many other benefits by investing in mutual funds, including strong legal protections and full disclosure. In addition, shareholders gain an extra layer of protection because each mutual fund has a board of directors looking out for shareholders' interests.

***Unlike the directors of other corporations, mutual fund directors are responsible for protecting consumers, in this case, the funds' investors. The unique "watchdog" role, which does not exist in any other type of company in America, provides investors with the confidence of knowing the directors oversee the advisers who manage and service their investments.***

***In particular, under the Investment Company Act of 1940, the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company.*** [Emphasis added.][1]

27. In truth and in fact, the Lord Abbett Funds boards of directors were captive to and controlled by Lord Abbett who prevented Lord Abbett Fund board members from fulfilling their statutory and fiduciary duties to manage and supervise the Lord Abbett Funds, approve all significant agreements and otherwise take reasonable steps to prevent Lord Abbett from skimming Lord Abbett assets.

28. The Lord Abbett directors oversee dozens of Lord Abbett funds such that it is impracticable for them to properly perform their supervisory and monitoring functions. For example, all directors of the Lord Abbett Funds oversaw at least 45 other portfolios or series in the Lord Abbett fund complex. Therefore, the Lord Abbett Funds trustees functioned to falsely legitimize and validate Lord Abbett's improper conduct.

29. In exchange for creating and managing the Lord Abbett Funds, including the Lord Abbett Mid-Cap Value Fund, Lord Abbett Affiliated Fund, Lord Abbett All Value Fund and

---

[1] The ICI describes itself as the national association of the U.S. investment company industry. Founded in 1940, its membership includes approximately 8,601 mutual funds, 604 closed-end funds, 110 exchange-traded funds, and six sponsors of unit investment trusts. Its mutual fund members represent 86.6 million individual shareholders and manage approximately $7.2 trillion in investor assets. The quotation above is excerpted from a paper entitled a paper titled *Understanding the Role of Mutual Fund Directors* available on the ICI's website at http://www.ici.org/issues/dir/bro_mf_directors.pdf.

Lord Abbett Growth Opportunities Fund, Lord Abbett charges the fund a fee comprised of a percentage of assets under management. Hence, the more money invested in the funds, the greater the fees paid to Lord Abbett. In theory, the fees charged to fund investors are negotiated at arm's-length between the fund board and the investment management company and must be approved by the independent members of the board. However, as a result of the board's dependence on Lord Abbett, and their failure to properly manage the investment adviser, a tremendous amount of fund assets were transferred through fees payable from Lord Abbett Funds assets to Lord Abbett for services that are of no benefit to fund investors.

30. As a result of these practices, the mutual fund industry was enormously profitable *for Lord Abbett.* In this regard, a *Forbes* article, published on September 15, 2003, stated as follows:

> The average net profit margin at publicly held mutual fund firms was 18.8% last year, blowing away the 14.9% margin for the financial industry overall . . . . [f]or the most part, customers do not enjoy the benefits of the economies of scale created by having larger funds. ***Indeed, once a fund reaches a certain critical mass, the directors know that there is no discernible benefit from having the fund become bigger by drawing in more investors; in fact, they know the opposite to be true - once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors.*** [. . .]
>
> ***The [mutual fund] business grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%. . . .*** Fund vendors have a way of stacking their boards with rubber stamps. As famed investor Warren Buffett opines in Berkshire Hathaway's 2002 annual report: "Tens of thousands of independent directors, over more than six decades, have failed miserably." A genuinely independent board would occasionally fire an incompetent or overcharging fund advisor. That happens just about never.

(Emphasis added.)

31. Plaintiff and other members of the class never knew, nor could they have known, from reading the fund prospectuses or otherwise, of the extent to which Lord Abbett was using

so-called 12b-1 fees, directed brokerage (as defined below) and commissions to improperly siphon assets from the funds.

**Lord Abbett Used**
**Rule 12b-1 Marketing Fees For Improper Purposes**

32. Section 12(b) of the Investment Company Act prohibits mutual funds from directly or indirectly distributing or marketing their own shares unless certain enumerated conditions set forth in Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, are met. The Rule 12b-1 conditions, among others, are that payments for marketing must be made pursuant to a written plan "describing all material aspects of the proposed financing of distribution;" all agreements with any person relating to implementation of the plan must be in writing; the plan and any related agreements must be approved by a vote of the majority of the board of directors; and the board of directors must review, at least quarterly, "a written report of the amounts so expended and the purposes for which such expenditures were made." Additionally, the directors "have a duty to request and evaluate, and any person who is a party to any agreement with such company relating to such plan shall have a duty to furnish, such information as may reasonably be necessary to an informed determination of whether the plan should be implemented or continued." The directors may continue the plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the [Investment Company] Act that ***there is a reasonable likelihood that the plan will benefit the company and its shareholders."*** (Emphasis added).

33. The exceptions to the Section 12(b) prohibition on mutual fund marketing and distribution were enacted in 1980 under the theory that the marketing of mutual funds generally

should be encouraged because increased investment in mutual funds would presumably result in economies of scale, the benefits of which would be shifted from fund managers to investors. During the Class Period, the Director Defendants authorized, and Lord Abbett collected, millions of dollars in purported Rule 12b-1 marketing and distribution fees.

34. However, the purported Rule 12b-1 fees charged to Lord Abbett Funds investors were highly improper because the conditions of Rule 12b-1 were not met. There was no "reasonable likelihood" that the plan would benefit the company and its shareholders. On the contrary, as the funds were marketed and the number of fund investors increased, the economics of scale thereby created, if any, were not passed on to Lord Abbett Funds investors. If anything, the Lord Abbett Funds marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. If the Director Defendants reviewed written reports of the amounts expended pursuant to the Lord Abbett Funds Rule 12b-1 Plan, and the information pertaining to agreements entered into pursuant to the Rule 12b-1 Plan, on a quarterly basis as required -- which seems highly unlikely under the circumstances set forth herein the Director Defendants either knowingly or recklessly failed to terminate the plans and the payments made pursuant to the Rule 12b-1 Plan, even though such payments not only harmed existing Lord Abbett Funds shareholders, but also were improperly used to induce brokers to breach their duties of loyalty to their prospective Lord Abbett Funds investors.

35. Moreover, at least 12 classes of Lord Abbett funds are closed to new investors ("the Closed Funds") and, consequently, the so-called 12b-1 fees could not possibly have been used to market and distribute them. Nevertheless, Lord Abbett received Rule 12b-1 fees charged to the Closed Funds. The Closed Funds that charged such Rule 12b-1 fees are annexed hereto as Exhibit B.

36. As set forth below, in violation of Rule 12b-1 and Section 28(e) of the Securities Exchange Act, defendants made additional undisclosed payments to brokers, in the form of excess commissions, that were not disclosed or authorized by the Lord Abbett Funds Rule 12b-1 plan.

**Lord Abbett Charged Its Overhead To Lord Abbett Funds Investors And Secretly Paid Excessive Commissions To Brokers To Steer Clients To Lord Abbett Funds**

37. Investment advisers routinely pay brokers commissions on the purchase and sale of fund securities, and such commissions may, under certain circumstances, properly be used to purchase certain other services from brokers as well. Specifically, the Section 28(e) "safe harbor" provision of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades. Section 28(e) provides that fund managers shall not be deemed to have breached their fiduciary duties "solely by reason of [their] having caused the account to pay a . . . broker . . . in excess of the amount of commission another . . . broker . . . would have charged for effecting the transaction, if such person determined ***in good faith*** that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." 15 U.S.C. §28(e) (emphasis added). In other words, funds are allowed to include in "commissions" payment for not only purchase and sales execution, but also for specified services, which the SEC has defined to include, "any service that provides lawful and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities." The commission amounts charged by brokerages to investment advisers in excess of the purchase and sale charges are known within the industry as Soft Dollars.

38. Lord Abbett went far beyond what is permitted by the Section 28(e) safe harbor. Lord Abbett used Soft Dollars to pay overhead costs (for items such as trading equipment and

computer software packages) thus charging Lord Abbett Funds investors for costs not covered by the Section 28(e) safe harbor and that, consistent with the investment advisers' fiduciary duties, should properly have been borne by Lord Abbett. Lord Abbett also paid excessive commissions to broker dealers on top of any real Soft Dollars to steer its clients to Lord Abbett Funds and directed brokerage business to firms that favored Lord Abbett Funds. Such payments and directed-brokerage payments were used to fund sales contests and other undisclosed financial incentives to push Lord Abbett Funds. These incentives created an undisclosed conflict of interest and caused brokers to steer clients to Lord Abbett Funds regardless of the funds' investment quality relative to other investment alternatives and to thereby breach their duties of loyalty. By paying the excessive brokerage commissions, Lord Abbett additionally violated Section 12 of the Investment Company Act, because such payments were not made pursuant to a valid Rule 12b-1 plan.

39. The excessive commissions did not fund any services that benefited the Lord Abbett Funds' shareholders. This practice materially harmed Plaintiff and other members of the class from whom the Soft Dollars were taken.

## THE TRUTH BEGINS TO EMERGE

40. On December 8, 2003, *Barron's* revealed a revenue-sharing scheme between the broker Edward D. Jones & Co. ("Edward Jones") and Lord Abbett & Co.:

> Says John Sloop, partner in charge of mutual-fund sales for Edward Jones of St. Louis, "With Lord Abbett, there are no surprises. The funds have low turnover rates, managers who stay in place, and funds that do well but never wind up at the top of the performance charts." He adds, "Our retail customers tend to hold onto funds for an average of 12 years, roughly four times the industry average. We need funds that parallel our own buy-and-hold strategy."
>
> (Lord Abbett and Edward Jones also have a revenue-sharing agreement in which Lord Abbett, in essence, pays for shelf space

on the investment company's list of preferred funds. Such agreements now are being scrutinized by critics of the industry, who say they can ***create conflicts of interest and don't benefit investors***. Both Dow and Edward Jones heartily defend these payments as standard industry practice. Dow says funds pay for shelf space to compensate the brokers for the infrastructure they provide, and to level the playing field with in-house products.)

(Emphasis added; parentheses in original).

41. On January 9, 2004, the *Wall Street Journal* further exposed the relationship between Edward Jones and seven mutual fund companies, including Lord Abbett, where the companies paid Edward Jones substantial amounts to favor those companies when pitching funds to customers. In an article, the *Wall Street Journal* detailed Edward Jones' wrongdoing based on an investigation that included interviews with 18 former and current Edward Jones brokers.

42. According to the article, the pressure to sell the preferred funds made it financially foolhardy for Edward Jones brokers to sell non-preferred funds. Quoting brokers who had sold only the preferred funds for years, the article reported as follows:

> Individual brokers have a strong financial incentive to pitch favored funds. The revenue-sharing payments are credited as income to the profit-and-loss statements of brokerage branches. Those statements are a significant factor in determining the size of brokers' bonuses, generally awarded three times a year, according to former brokers. The bonuses can add up to $80,000 or $90,000 for a good producer, and often average about a third of total compensation.
>
> ***"I sold no outside funds,"*** says former broker Eddie Hatch, who worked at Jones in North Carolina for 13 years, until he left in 2000 to work for another brokerage firm. ***"You took a reduced payout" if you sold funds not on the preferred list, he adds.***
>
> Jones floods its brokers with literature from its preferred funds, former brokers say. "I didn't take the blinders off for nine years," says Scott Maxwell of Cary, N.C., a broker who left Jones for another firm in March of last year. He switched jobs, he says, largely because he was uncomfortable with the limited fund selection. Mr. Maxwell says he wanted to be freer to offer clients funds with better investment performance and lower fees.

> Jeff Davis says he was "young and wet behind the ears" when he was hired at Jones in 1993 after a stint as a White House intern. ***Even before he fully understood the financial incentives, he says he sold the seven funds almost exclusively. "I was afraid not to,"*** he adds. Mr. Davis, who left Jones in 2001 and started his own business, also says he was uncomfortable with the incentives and wanted more leeway to sell other funds.

(Emphasis added).

43. The revenue-sharing arrangements are harmful to investors, who, consistent with Edward Jones' representations, believe they are receiving objective, independent advice. In this regard, the *Wall Street Journal* article quotes a disappointed Edward Jones client who invested in Putnam mutual funds as follows:

> Like many who bought poorly performing Putnam mutual funds in recent years, Nancy Wessels lost big. One of her investments, Putnam Vista fund, dropped 40% from when she bought it in April 2000, near the stock-market peak, until she sold it in May 2002. That performance was worse than 80% of similar stock funds.
>
> What the 80-year-old widow's broker, Edward D. Jones & Co., never told her was that it had a strong incentive to sell Putnam funds instead of rivals that performed better. Jones receives hefty payments -- one estimate tops $100 million a year -- from Putnam and six other fund companies in exchange for favoring those companies' funds at Jones's 8,131 U.S. sales offices, the largest brokerage network in the nation.
>
> ***When training its brokers in fund sales, Jones gives them information almost exclusively about the seven "preferred" fund companies, according to former Jones brokers.*** Bonuses for brokers depend in part on selling the preferred funds, and Jones generally discourages contact between brokers and sales representatives from rival funds. ***But while revenue sharing and related incentives are familiar to industry insiders, Jones typically doesn't tell customers about any of these arrangements.***
>
> ***The situation "gives you the feeling of being violated," says Mrs. Wessels's son, DuWayne, a Waterloo, Iowa, real-estate broker.*** He says he found out about the fund-company payments to Jones from his mother's new broker when the son moved her $300,000 account to another firm in 2002.

> ***"The deception is that the broker seems to give objective advice," says Tamar Frankel, a law professor at Boston University who specializes in mutual-fund regulation. "In fact, he is paid more for pushing only certain funds."***

(Emphasis added).

44. On January 14, 2003, the *Wall Street Journal* published an article under the headline, "SEC Readies Cases On Mutual Funds' Deals With Brokers," citing "a person familiar with the investigation," which stated that the SEC is "close to filing its first charges against mutual fund companies related to arrangements that direct trading commissions to brokerage firms that favor those fund companies' products." The article stated in pertinent part as follows:

> ***The SEC has been probing the business arrangements between fund companies and brokerage firms since last spring.*** It held a news conference yesterday to announce ***it has found widespread evidence that brokerage firms steered investors to certain mutual funds because of payments they received from fund companies or their investment advisers as part of sales agreements.***
>
> Officials said the agency has opened investigations into eight brokerage firms and a dozen mutual funds that engaged in a longstanding practice known as "revenue sharing." Agency officials said they expect that number to grow as its probe expands. They declined to name either the funds or the brokerage firms.
>
> The SEC said payments varied between 0.05% and 0.04% of sales and up to 0.25% of assets that remained invested in the fund. [. . .]
>
> ***People familiar with the investigation say regulators are looking into examples of conflict of interest when fund companies use shareholder money to cover costs of sales agreements instead of paying the sales costs themselves out of the firm's own pockets. The boards of funds, too, could be subject to scrutiny for allowing shareholders' commission dollars to be used for these sales agreements. In other cases, the SEC is probing whether funds violated policies that would require costs associated with marketing a fund to be included in a fund's so-called 12b-1 plan.***

(Emphasis added).

45. Additionally, on information and belief, the Lord Abbett Funds have a practice of charging lower management fees to institutional clients than they charge to ordinary mutual fund

investors through their mutual fund holdings. This discriminatory treatment cannot be justified by any additional services to the ordinary investor and is a further breach of fiduciary duties.

## The Prospectuses Were Materially False And Misleading

46. Plaintiff and other members of the Class were entitled to, and did receive, one of the prospectuses (the "Prospectuses"), pursuant to which the Lord Abbett Funds shares were offered, each of which contained substantially the same materially false and misleading statements and omissions regarding 12b-1 fees, commissions and Soft Dollars.

47. The Statement of Additional Information, referred to in certain of the Lord Abbett Funds prospectuses and available to the investor upon request, stated as follows with respect to excessive commissions:

ADDITIONAL CONCESSIONS TO AUTHORIZED INSTITUTIONS. Lord Abbett Distributor may, for specified periods, allow dealers to retain the full sales charge for sales of shares or may pay an additional concession to a dealer who sells a minimum dollar amount of our shares and/or shares of other Lord Abbett-sponsored funds. In some instances, such additional concessions will be offered only to certain dealers expected to sell significant amounts of shares. ***Additional payments may be paid from Lord Abbett Distributor's own resources or from distribution fees received from the Fund and may be made in the form of cash or, if permitted, non-cash payments. The non-cash payments may include business seminars at Lord Abbett's headquarters or other locations, including meals and entertainment, or merchandise.*** The cash payments may include payment of various business expenses of the dealer.

48. The Prospectuses failed to disclose and misrepresented, *inter alia*, the following material and damaging adverse facts which damaged Plaintiff and other members of the Class:

(a) that Lord Abbett authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that Lord Abbett directed brokerage payments to firms that favored Lord Abbett Funds, which was a form of marketing that was not disclosed in or authorized by the Lord Abbett Funds Rule 12b-1 Plan;

(c) that the Lord Abbett Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Lord Abbett Funds, Lord Abbett was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Lord Abbett Funds to new investors were not passed on to Lord Abbett Funds investors;

(f) that defendants improperly used, under the guise of Soft Dollars, excessive commissions, paid from Lord Abbett Funds assets, to pay for overhead expenses the cost of which should have been borne by Lord Abbett and not Lord Abbett Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that they failed to monitor and supervise Lord Abbett and that, as a consequence, Lord Abbett was able to systematically skim millions of dollars from the Lord Abbett Funds.

## COUNT I

**Against Lord Abbett**
**For Violations Of Section 34(b) Of The Investment**
**Company Act On Behalf Of The Class**

49. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

50. This Count is asserted against Lord Abbett in its role as investment adviser to the Lord Abbett Funds.

51. Lord Abbett made untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements made therein, in light of the circumstances under which they were made, from being materially false and misleading. Lord Abbett failed to disclose the following:

(a) that Lord Abbett authorized the payment from fund assets of excessive commissions to broker dealers in exchange for preferential marketing services and that such payments were in breach of its fiduciary duties, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

(b) that Lord Abbett directed brokerage payments to firms that favored Lord Abbett Funds, which was a form of marketing that was not disclosed in or authorized by the Lord Abbett Funds Rule 12b-1 Plan and is illegal *per se*;

(c) that the Lord Abbett Funds Rule 12b-1 Plan was not in compliance with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the company and its shareholders;

(d) that by paying brokers to aggressively steer their clients to Lord Abbett Funds, Lord Abbett was knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

(e) that any economies of scale achieved by marketing of the Lord Abbett Funds to new investors were not passed on to Lord Abbett Funds investors;

(f) that defendants improperly used, under the guise of Soft Dollars, excessive commissions, paid from Lord Abbett Funds assets, to pay for overhead expenses the cost of which should have been borne by Lord Abbett and not Lord Abbett Funds investors; and

(g) that the Director Defendants had abdicated their duties under the Investment Company Act and their common law fiduciary duties, that the Director Defendants failed to monitor and supervise Lord Abbett and that, as a consequence, Lord Abbett was able to systematically skim millions and millions of dollars from the Lord Abbett Funds.

52. By reason of the conduct described above, Lord Abbett violated Section 34(b) of the Investment Company Act.

53. As a direct, proximate and foreseeable result of Lord Abbett's violation of Section 34(b) of the Investment Company Act, Lord Abbett Funds investors have incurred damages.

54. Lord Abbett, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

## COUNT II

### Against Lord Abbett Pursuant To Section 36(b) Of The Investment Company Act Derivatively On Behalf Of The Lord Abbett Funds

55. Plaintiff repeats and realleges each and every allegation contained above and otherwise incorporates the allegations contained above.

56. This Count is brought by Plaintiff on behalf of the Lord Abbett Funds against Lord Abbett for breach of its fiduciary duties as defined by Section 36(b) of the Investment Company Act.

57. Lord Abbett has a fiduciary duty to the Lord Abbett Funds and to the Lord Abbett Funds investors with respect to the receipt of compensation for services and of payments of a material nature made by and to Lord Abbett.

58. Lord Abbett violated Section 36(b) by improperly, and without adequate disclosure, charging investors in the Lord Abbett Funds purported Rule 12b-1 marketing fees, and by drawing on Lord Abbett Funds assets to pay excessive and illegal commissions under the guise of Soft Dollars.

59. By reason of the conduct described above, Lord Abbett violated Section 36(b) of the Investment Company Act.

60. As a direct, proximate and foreseeable result of Lord Abbett's breach of the fiduciary duty of loyalty in its role as investment adviser to the Lord Abbett Funds investors, Lord Abbett Funds investors have incurred millions and millions of dollars in damages.

61. Plaintiff, in this Count, seeks to recover the Rule 12b-1 fees, Soft Dollars, excessive commissions and the management fees charged the Lord Abbett Funds by Lord Abbett.

## COUNT III

### Against The Partner Defendants As Control Persons Of Lord Abbett For Violation Of Section 48(a) Of The Investment Company Act By The Class And Derivatively On Behalf Of The Lord Abbett Funds

62. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

63. This Count is brought pursuant to Section 48(a) of the Investment Company Act against the Partner Defendants as control persons of Lord Abbett who caused Lord Abbett to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein constitutes the collective actions of the Partner Defendants.

64. The Partner Defendants are liable under Section 34(b) of the Investment Company Act to the Class and under 36(b) of the Investment Company Act to the Lord Abbett Funds, as set forth herein.

65. Each of the Partner Defendants was a "control person" of Lord Abbett and caused the violations complained of herein. By virtue of their positions of operational control and/or authority over Lord Abbett, the Partner Defendants, directly and indirectly, had the power and authority, and exercised the same, to cause Lord Abbett to engage in the wrongful conduct complained of herein.

66. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Partner Defendants are liable to Plaintiff to the same extent as is Lord Abbett for their primary violations of Sections 34(b) and 36(b) of the Investment Company Act.

67. By virtue of the foregoing, Plaintiff and other Class members are entitled to damages against the Partner Defendants.

## COUNT IV

**Against Lord Abbett Under Section 215 Of The Investment Advisers Act For Violations Of Section 206 Of The Investment Advisers Act Derivatively On Behalf Of The Lord Abbett Funds**

68. Plaintiff repeats and realleges each and every allegation contained above as if fully set forth herein.

69. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

70. Lord Abbett served as "investment adviser" to the Lord Abbett Funds and other members of the Class pursuant to the Investment Advisers Act.

71. As a fiduciary pursuant to the Investment Advisers Act, Lord Abbett was required to serve the Lord Abbett Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

72. During the Class Period, Lord Abbett breached its fiduciary duties to the Lord Abbett Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which it knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the Lord Abbett Funds. As detailed above, Lord Abbett skimmed money from the Lord Abbett Funds by charging and collecting fees from the Lord Abbett Funds in violation of the Investment Company Act and the Investment Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich Lord Abbett and the other defendants, at the expense of the Lord Abbett Funds. Lord Abbett breached its fiduciary duties owed to the Lord Abbett Funds by engaging in the aforesaid transactions, practices and courses of business knowingly or recklessly so as to constitute a deceit and fraud upon the Lord Abbett Funds.

73. Lord Abbett is liable as a direct participant in the wrongs complained of herein. Lord Abbett, because of its position of authority and control over the Lord Abbett Funds was able to and did control the fees charged to and collected from the Lord Abbett Funds and otherwise control the operations of the Lord Abbett Funds.

74. Lord Abbett had a duty to (1) disseminate accurate and truthful information with respect to the Lord Abbett Funds; and (2) truthfully and uniformly act in accordance with its stated policies and fiduciary responsibilities to the Lord Abbett Funds. Lord Abbett participated in the wrongdoing complained of herein in order to prevent the Lord Abbett Funds from knowing of Lord Abbett's breaches of fiduciary duties including: (1) the charging of the Lord Abbett Funds and Lord Abbett Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Lord Abbett Funds for excessive and improper commission payments to brokers.

75. As a result of Lord Abbett's multiple breaches of its fiduciary duties owed to the Lord Abbett Funds, the Lord Abbett Funds were damaged.

76. The Lord Abbett Funds are entitled to rescind their investment advisory contracts with Lord Abbett and recover all fees paid in connection with their enrollment pursuant to such agreements.

## COUNT V

### Breach Of Fiduciary Duty Against Lord Abbett On Behalf Of The Class

77. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

78. As adviser to the Lord Abbett Funds, Lord Abbett was a fiduciary to the Plaintiff and other members of the Class and was required to act with the highest obligations of good faith, loyalty, fair dealing, due care and candor.

79. As set forth above, Lord Abbett breached its fiduciary duties to Plaintiff and the Class.

80. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of Lord Abbett and have suffered substantial damages.

81. Because Lord Abbett acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, Lord Abbett is liable for punitive damages in an amount to be determined by the jury.

## COUNT VI

### Breach Of Fiduciary Duty Against The Director Defendants On Behalf Of The Class

82. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

83. As Lord Abbett Funds directors, the Director Defendants had a fiduciary duty to the Lord Abbett Funds and Lord Abbett Funds investors to supervise and monitor Lord Abbett.

84. The Director Defendants breached their fiduciary duties by reason of the acts alleged herein, including their knowing or reckless failure to prevent Lord Abbett from (1) charging the Lord Abbett Funds and Lord Abbett Funds investors improper Rule 12b-1 marketing fees; (2) making improper undisclosed payments of Soft Dollars; (3) making unauthorized use of "directed brokerage" as a marketing tool; and (4) charging the Lord Abbett Funds for excessive and improper commission payments to brokers.

85. Plaintiff and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of Lord Abbett and have suffered substantial damages.

86. Because Lord Abbett acted with reckless and willful disregard for the rights of Plaintiff and other members of the class, Lord Abbett is liable for punitive damages in an amount to be determined by the jury.

## COUNT VII

### Aiding And Abetting A Breach Of Fiduciary Duty Against Lord Abbett On Behalf Of The Class

87. Plaintiff repeats and realleges each of the preceding allegations as though fully set forth herein.

88. At all relevant times, the broker dealers that sold Lord Abbett Funds had fiduciary duties of loyalty to their clients, including Plaintiff and other members of the Class.

89. Lord Abbett knew or should have known that the broker dealers had these fiduciary duties.

90. By accepting improper Rule 12b-1 fees, Soft Dollars and excessive commissions in exchange for aggressively pushing Lord Abbett Funds, and by failing to disclose the receipt of such fees, the brokerages breached their fiduciary duties to Plaintiff and the other members of the Class.

91. Lord Abbett possessed actual or constructive knowledge that the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

92. Lord Abbett's actions, as described in this complaint, were a substantial factor in causing the losses suffered by Plaintiff and the other members of the Class. By participating in the brokerages' breaches of fiduciary duties, Lord Abbett is liable therefor.

93. As a direct, proximate and foreseeable result of Lord Abbett's knowing participation in the brokerages' breaches of fiduciary duties, Plaintiff and the Class have suffered damages.

94. Because Lord Abbett acted with reckless and willful disregard for the rights of Plaintiff and other members of the Class, Lord Abbett is liable for punitive damages in an amount to be determined by the jury.

## PRAYER FOR RELIEF

**WHEREFORE,** Plaintiff prays for relief and judgment, as follows:

A. Determining that this action is a proper class action and certifying Plaintiff as the Class representative and Plaintiff's counsel as Class counsel under Rule 23 of the Federal Rules of Civil Procedure;

B. Awarding compensatory damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

C. Awarding punitive damages in favor of Plaintiff and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proven at trial, including interest thereon;

D. Awarding the Lord Abbett Funds rescission of their contracts with Lord Abbett, including recovery of all fees which would otherwise apply, and recovery of all fees paid to Lord Abbett;

E. Ordering an accounting of all Lord Abbett Fund-related fees, commissions, and Soft Dollar payments;

F. Ordering restitution of all unlawfully or discriminatorily obtained fees and charges;

G. Awarding such other and further relief as this Court may deem just and proper, including any extraordinary equitable and/or injunctive relief as permitted by law or equity to attach, impound or otherwise restrict the defendants' assets to assure that Plaintiff and the Class have an effective remedy;

H. Awarding Plaintiff and the Class their reasonable costs and expenses incurred in this action, including counsel fees and expert fees; and

I. Such other and further relief as the Court may deem just and proper.

**JURY TRIAL DEMANDED**

Plaintiff hereby demands a trial by jury.

Dated: February 9, 2004


**SHALOV STONE & BONNER LLP**

By: ______________________
Patrick L. Rocco (PR8621)
Jennifer Sullivan (JS6957)
163 Madison Avenue, P.O. Box 1277
Morristown, New Jersey 07962-1277
(973) 775-8997

**MILBERG WEISS BERSHAD HYNES & LERACH LLP**
Steven G. Schulman
Janine L. Pollack
Peter E. Seidman
Kim E. Levy
One Pennsylvania Plaza
New York, New York 10119-0165
(212) 594-5300

**LAW OFFICES OF CHARLES J. PIVEN, P.A.**
Charles J. Piven
Marshall N. Perkins
The World Trade Center – Baltimore
Suite 2525
401 East Pratt Street
Baltimore, Maryland 21202
(410) 332-0030

**Counsel for Plaintiff and the Class**

A

# EXHIBIT A

## THE LORD ABBETT FUNDS

Lord Abbett Affiliated Fund
Lord Abbett All Value Fund
Lord Abbett Alpha Series Fund
Lord Abbett America's Value Fund
Lord Abbett Balanced Series Fund
Lord Abbett Developing Growth Fund
Lord Abbett Global Equity Fund
Lord Abbett Growth Opportunities Fund
Lord Abbett International Core Equity Fund
Lord Abbett International Opportunities Fund
Lord Abbett Large-Cap Growth Fund
Lord Abbett Large-Cap Research Fund
Lord Abbett Large-Cap Value Fund
Lord Abbett Mid-Cap Value Fund
Lord Abbett Small-Cap Blend Fund
Lord Abbett Small-Cap Value Fund
Lord Abbett Bond-Debenture Fund
Lord Abbett California Fund
Lord Abbett Connecticut Fund
Lord Abbett Convertible Fund
Lord Abbett Core Fixed Income Fund
Lord Abbett Florida Fund
Lord Abbett Georgia Fund
Lord Abbett Global Income Fund
Lord Abbett Hawaii Fund
Lord Abbett High Yield Fund
Lord Abbett Insured Intermediate Fund
Lord Abbett Limited Duration USG & GSE Fund
Lord Abbett Michigan Fund
Lord Abbett Minnesota Fund
Lord Abbett Missouri Fund
Lord Abbett National Tax-Free Fund
Lord Abbett New Jersey Fund
Lord Abbett New York Fund
Lord Abbett Pennsylvania Fund
Lord Abbett Texas Fund
Lord Abbett Total Return Fund
Lord Abbett USG & GSE Fund
Lord Abbett USG & GSE Money Market Fund
Lord Abbett Washington Fund

B

# EXHIBIT B

## LORD ABBETT CLOSED FUNDS THAT CHARGE RULE 12b-1 MARKETING FEES

Lord Abbett Developing Growth Fund Class A
Lord Abbett Developing Growth Fund Class B
Lord Abbett Developing Growth Fund Class C
Lord Abbett Developing Growth Fund Class P
Lord Abbett Small Cap Value Fund Class A
Lord Abbett Small Cap Value Fund Class B
Lord Abbett Small Cap Value Fund Class C
Lord Abbett Small Cap Value Fund Class P
Lord Abbett Mid Cap Value Fund Class A
Lord Abbett Mid Cap Value Fund Class B
Lord Abbett Mid Cap Value Fund Class C
Lord Abbett Mid Cap Value Fund Class P